UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

cember 1, 2025
Date: December 1, 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

By: /s/ Jati Widagdo

----------------------------------------------------

Jati Widagdo

SVP Corporate Secretary

AMENDMENT AND/OR ADDITIONAL INFORMATION DISCLOSURE TO THE PUBLIC REGARDING THE PARTIAL SPIN-OFF OF WHOLESALE FIBER CONNECTIVITY BUSINESS AND ASSETS OF PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMINUKASI INDONESIA Tbk

THIS INFORMATION IS IMPORTANT TO NOTE

If you have difficulty understanding this information or are unsure about making a decision, it is advisable to consult with any securities broker, investment manager, legal consultant, accountant, or other professional advisors.

The Board of Commissioners and the Board of Directors of the Company, individually or collectively, are responsible for the completeness and accuracy of all material information or facts contained in this Spin-Off Plan and Information Disclosure, and hereby affirm that the information provided is correct and that no material facts have been omitted that could render this information misleading.

PT TELKOM INFRASTRUKTUR INDONESIA
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk
Domiciled in Bandung Business Activities Operation of telecommunication networks and services, informatics services, and optimization of utilization of resources proprietary to the Company		Domiciled in Jakarta Business Line Operation of telecommunication networks and services, informatics services, and optimization of utilization of resources proprietary to the Company
Head Office Graha Merah Putih Jl. Japati No. 1 Bandung Jawa Barat, Indonesia - 40133 Telephone: (022) 4526417	Operational Office Telkom Landmark Tower, 51st floor, Jenderal Gatot Subroto Kav 52, South Jakarta, Indonesia Telephone: (021) 5215109	Head Office The Telkom Hub area Jl. Jendral Gatot Subroto Kav. 52, South Jakarta, Indonesia Telephone : (021) 5215360
Email: investor@telkom.co.id Official Website: www.telkom.co.id		Email:corsec@tif.co.id Situs Resmi: www.infranexia.co.id

This Spin-off Plan and Information Disclosure is made in connection with the plan to spin-off the Wholesale Fiber Connectivity Business and Assets, where the Company will transfer the partial assets and liabilities related to the Wholesale Fiber Connectivity Business and Assets of the Company to PT Telkom Infrastruktur Indonesia (“TIF”), a controlled subsidiary of the Company, which is 99.9% (ninety-nine point nine percent) owned directly by the Company.

The Spin-off Announcement and Information Disclosure is made in order to comply with the provisions of Article 127 paragraph (2) of Law Number 40 of 2007 on Limited Liability Companies and the Financial Services Authority Regulation (OJK) Number 17/POJK.04/2020 on Material Transactions and Changes in Business Activities and serves as fulfillment of the Information Disclosure principle regarding the Proposed Transaction.

TIF is a Controlled Subsidiary of the Company, where the Company is a shareholder of 99.9% (ninety-nine point nine percent) of the shares in TIF, and the value of the Proposed Transaction exceeds 20% (twenty percent) of the Company's equity based on the Financial Statement. The Proposed Transaction is a Material Transaction containing an Affiliated Transaction. However, since the Proposed Transaction is conducted between the Company and TIF, which is a Controlled Subsidiary in which more than 99% (ninety-nine percent) of the paid-up capital is owned by the Company, in accordance with the provisions of Article 11 letter (a) of POJK 17/2020, the Company is not required to use an Appraiser and does not need to obtain approval from the Shareholders. Furthermore, according to Article 33 letter (a) of POJK 17/2020, if a Material Transaction constitutes an Affiliated Transaction as referred to in POJK 42/2020, the Public Company is only required to comply with the provisions set forth in POJK 17/2020. Nevertheless, the Company will still hold a General Meeting of Shareholders to obtain shareholder approval for the spin-off plan as required by Article 125 paragraph (4) of the Company Law and the Company’s Articles of Association.

This Amendment and/or Additional Information Disclosure is important and must be carefully considered by the Company’s shareholders to enable them to make an informed decision at the General Meeting of Shareholders scheduled for 12 December 2025 in connection with the Proposed Transaction.

This Amendment and/or Additional Information Disclosure was issued in Bandung on 1 December 2025 and constitutes an inseparable part of the Announcement of the Spin-Off Plan and Information Disclosure to the Public regarding the Partial Spin-Off of the Wholesale Fiber Connectivity Business and Assets of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, as published in the Daily Newspaper dated 21 October 2025

DEFINITIONS AND ABBREVIATIONS

"Affiliates"

means:

a.
familial relationship by marriage up to the second degree, both horizontally and vertically, including a person’s relationship with:
1.
husband or wife;
2.
parents of the husband or wife and the husband or wife of a child;
3.
grandparents of the husband or wife and the husband or wife of a grandchild;
4.
siblings of the husband or wife and their respective spouses; or
5.
husband or wife of the person’s sibling.
b.
Familial relationship by descent up to the second degree, both horizontally and vertically, including a person’s relationship with:
1.
parents and children;
2.
grandparents and grandchildren; or
3.
siblings of the person concerned.
c.
relationship between a party and the employees, directors, or commissioners of that party.
d.
relationship between 2 (two) or more companies where one or more members of the board of directors, management, board of commissioners, or supervisors who are the same.
e.
relationship between a company and a party, directly or indirectly, in any manner, controlling or controlled by such company or party in determining the management and/or policy of such company or party.
f.
relationship between 2 (two) or more companies that are controlled, directly or indirectly, in any manner, in determining the management and/or policies of the company by the same party.
g.
relationship between a company and a major shareholder, which is a party that directly or indirectly owns at least 20% (twenty percent) of the voting shares of the company.

“Deed of Spin-Off”

means a deed made before a Notary containing the legal acts carried out by the Company to spin off a business, resulting in a portion of the Company’s assets and liabilities being transferred by the operation of law to TIF.

“BAE”	means Securities Administration Bureau.

“IDX”	means Indonesia Stock Exchange

“Wholesale Fiber Connectivity Business and Assets”

means a portion of the Company’s wholesale fiber connectivity business and asset, which comprises the following products:

a.
wholesale Metro-Ethernet;
b.
wholesale SL-WDM;
c.
wholesale Access Network;
d.
wholesale Global Link; and
e.
wholesale IP Transit.

It includes certain customers of the products listed above (a) through (e) and the related assets and liabilities.

“Securities”

means securities or investment contracts, whether in conventional or digital form or other forms in accordance with technological developments, which grant the holder the right to directly or indirectly obtain economic benefits from the issuer or from certain parties based on an agreement, including any derivatives of such Securities that may be transferred and/or traded in the capital market.

“KSEI”	means Indonesia Central Securities Depository (PT Kustodian Sentral Efek Indonesia).

“Financial Statement”	means the Company’s annual financial statement for the year ended December 31, 2024, audited by Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited).

“TIF Financial Statement”	means TIF’s annual financial statement for the year ended December 31, 2024, audited by Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited).

"MoL"	means the Minister of Law of the Republic of Indonesia, previously referred to as the Minister of Law and Human Rights of the Republic of Indonesia.

"MoLHR"	means the Minister of Law and Human Rights of the Republic of Indonesia, currently referred to as the Minister of Law of the Republic of Indonesia.

"OJK"	means the Financial Services Authority of the Republic of Indonesia (Otoritas Jasa Keuangan) as regulated under Undang-

Undang Nomor 4 Tahun 2023 concerning the Development and Strengthening of the Financial Sector, together with its implementing regulations and/or applicable derivative provisions.

“Customers”

means a portion of the Company’s wholesale fiber connectivity customer, which comprises the following products:

f.
wholesale Metro-Ethernet;
g.
wholesale SL-WDM;
h.
wholesale Access Network;
i.
wholesale Global Link; and
j.
wholesale IP Transit.

“Spin-off”

means the legal act of the Company to separate/carve out the Wholesale Fiber Connectivity Business and Assets (Phase-1) as part of Company’s plan to separate/carve out all wholesale fiber connectivity business and assets, resulting in assets and liabilities of the Company related to the Wholesale Fiber Connectivity Business and Assets being transferred by the operation of law to TIF, constituting a partial spin-off as referred to in Article 135 paragraph (3) of the Company Law, which will be carried out by the Company and TIF based on the Conditional Spin-Off Agreement.

"Conditional Spin-Off Agreement"

means the Conditional Spin-Off Agreement dated 20 October 2025, made by and between the Company and TIF, which governs the terms and conditions relating to the Spin-Off of the Wholesale Fiber Connectivity Business and Assets from the Company to TIF.

"Company" or “Telkom”

means Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, domiciled in Bandung, a limited liability company established in accordance with and based on the laws of the Republic of Indonesia.

"Public Company"	means an issuer that has conducted a public offering of equity securities or is a public company.

"Controlled Subsidiary”"	means a company that is directly or indirectly controlled by a Public Company.

“PMK 81”	means Minister of Finance Regulation Number 81 of 2024 concerning Tax

Provisions in the Implementation of the Core Tax Administration System as amended by Minister of Finance Regulation Number 53 of 2025 and Minister of Finance Regulation Number 54 of 2025.

“POJK 15/2020”	means Financial Services Authority Regulation Number 15/POJK.04/2020 concerning the Plan and Implementation of General Meetings of Shareholders of Public Companies, as amended from time to time.

"POJK 17/2020"	means Financial Services Authority Regulation Number 17/POJK.04/2020 concerning Material Transactions and Changes in Business Activities, as amended from time to time.

"POJK 42/2020"	means Financial Services Authority Regulation Number 42/POJK.04/2020 concerning Affiliated Transactions and Conflicts of Interest Transactions, as amended from time to time.

“Proposed Transaction/Transaction Plan”	means the Spin-off.

“Summary of Spin-Off Plan and Information Disclosure”

means the summary of the Spin-Off and Information Disclosure in relation to the Proposed Transaction/Transaction Plan, which has been announced by the Company through the Harian Terbit Newspaper, published on 21 October 2025.

"GMS"	means General Meeting of Shareholders.

“Spin-Off Effective Date”	means the effective date of the Spin-Off, counted from the date of approval/receipt of notification by the MoL regarding the capital increase of TIF related to the Spin-Off.

"TIF"

means PT Telkom Infrastruktur Indonesia, a limited liability company established according to and based on the laws of the Republic of Indonesia, domiciled in South Jakarta, which is the legal entity that will receive the Spin-off.

"Affiliated Transaction"

means any activity and/or transaction conducted by a Public Company or a Controlled Subsidiary with Affiliates of the Public Company or Affiliates of members of the board of directors, board of commissioners, major shareholders, or controllers, including any activity and/or transaction conducted by a Public Company or a Controlled Subsidiary for the benefit of Affiliates of the Public Company or Affiliates of members of the board of directors, board of commissioners, major shareholders, or controllers, as regulated under POJK 42/2020.

"Material Transaction"	means any transaction conducted by a Public Company or a Controlled Company that meets the value thresholds set forth in POJK 17/2020.

"Company Law"	means Law Number 40 of 2007 of the Republic of Indonesia on Limited Liability Companies, as amended from time to time.

“Wholesale Fiber Connectivity”

means a portion of the Company’s wholesale fiber connectivity business which comprises the following products:

a.
wholesale Metro-Ethernet;
b.
wholesale SL-WDM;
c.
wholesale Access Network;
d.
wholesale Global Link; and
e.
wholesale IP Transit.

It includes certain customers of the products listed above (a) through (e) and the related assets and liabilities.

This Spin-off Plan and Information Disclosure is prepared with reference to the Company Law and POJK 17/2020. The Spin-off and Information Disclosure is prepared and submitted to the authorities, the public, and the Company’s employees in order to comply with the principle of information disclosure.

I. INTRODUCTION

The Company is a state-owned enterprise in the form of a limited liability company with the status of a public company, established and conducting its business activities in Indonesia. The Company’s name has officially changed to Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, previously known as Perusahaan Umum Telekomunikasi Indonesia in 1991. The Company is engaged in the provision of telecommunication networks and services, informatics, and optimization of its resources to deliver goods and/or services, structured around four main pillars: B2C, Digital Infrastructure, International Business, and B2B ICT.

Based on these four main pillars, the Company continuously seeks breakthroughs to strengthen business fundamentals, enhance competitiveness, and drive future value creation. In line with the increasing market demand for reliable and high-quality connectivity services, the Company sees significant opportunities to optimize its strategic assets. Therefore, the Company is taking a strategic step through the spin-off of the Wholesale Fiber Connectivity Business and Assets to the Company’s subsidiary, TIF. This Spin-off is intended to enable a more focused business development, create added value, increase efficiency, and optimize the utilization of fiber optic network assets, thereby strengthening the Company’s position as a leading connectivity infrastructure provider in Indonesia. The Proposed Transaction also supports the national agenda in accelerating digital equality, increasing fixed broadband penetration, and ensuring the availability of reliable and high-quality connectivity across all regions of Indonesia.

The Spin-off is planned to be implemented in phases, in alignment with the Company’s roadmap toward establishing the Telkom Strategic Holding and unlocking the value of the fiber business through TIF, with Phase 1 targeted for December 2025 and subsequent phases planned for 2026, which are currently under preparation. The implementation of such subsequent phases will be carried out based on comprehensive assessments and evaluations of the relevant considerations, and will require separate approvals in due course in accordance with the applicable laws and regulations

The Spin-off to be carried out by the Company constitutes a partial spin-off, as referred to in Article 135 paragraph (1) letter (b) and paragraph (3) of the Company Law, whereby, upon effectiveness, a portion of the Company’s assets and liabilities will be transferred by law to 1 (one) or more recipient companies, and the Company executing the spin-off will continue to exist.

The Spin-off is carried out based on the agreed valuation of the Wholesale Fiber Connectivity Business and Assets, referring to the valuation report issued by KJPP Ruky, Safrudin & Rekan No. 00068/2.0095-00/BS/09/0269/1/X/2025 dated 20 October 2025 and signed by Rudi M. Safrudin, MAPPI (Cert.), amounting to Rp35,787,258,000,000 (thirty-five trillion seven hundred eighty-seven billion two hundred fifty-eight million Rupiah). Accordingly, after the Spin-off Effective Date, the Company’s ownership in TIF will be increased to 99.9999997% (ninety-nine point nine nine nine nine nine nine seven percent).

The pro forma composition of TIF’s shareholding, reflects the increase in the Company’s ownership, is as follows:

A. Before Spin-off Plan

Shareholders	Number of Shares	Nominal Value of Share	%
PT Telkom Indonesia (Persero) Tbk	19.240.000	Rp1.924.000.000.000	99,999%
PT Multimedia Nusantara	1	Rp100.000	0,001%
Total	19.240.001	Rp1.924.000.100.000	100%

B.  After Spin-off Plan

Shareholders	Number of Shares	Nominal Value of Share	%
PT Telkom Indonesia (Persero) Tbk	377.112.580	37.711.258.000.000	99,9999997%
PT Multimedia Nusantara	1	100.000	0,0000003%
Total	377.112.581	37.711.258.100.000	100%

Considering that the Proposed Transaction is conducted with the Company’s Controlled Subsidiary, namely TIF, where, as of the date of this Spin-off and Information Disclosure, the Company’s ownership in TIF is 99.999% (ninety-nine point nine nine nine percent) and the value of the Proposed Transaction, i.e., the agreed valuation of the Wholesale Fiber Connectivity Business and Assets, amounting to Rp35,787,258,000,000 (thirty-five trillion seven hundred eighty-seven billion two hundred fifty-eight million Rupiah), which in total is estimated to exceed 20% of the Company’s equity but remain below 50% of the Company’s equity based on the audited Financial Statement as of 31 December 2024, in accordance with the definition and thresholds of a Material Transaction under POJK 17/2020, the Proposed Transaction is essentially a Material Transaction containing an Affiliated Transaction for the Company. However, since the Proposed Transaction is carried out between the Company and TIF, a Controlled Subsidiary in which more than 99% (ninety-nine percent) of the paid-up capital is owned by the Company, in accordance with Article 11 letter (a) of POJK 17/2020, the Company is not required to engage an Appraiser and nor to obtain Shareholders’ approval. Furthermore, pursuant to Article 33 letter (a) of POJK 17/2020, if a Material Transaction constitutes an Affiliated Transaction as referred to in POJK 42/2020, the Public Company is only required to comply with the provisions set forth in POJK 17/2020. Nevertheless, the Company will still convene a General Meeting of Shareholders (GMS) to obtain shareholder approval for the Spin-off plan as required under Article 125 paragraph (4) of the Company Law and the Company’s Articles of Association.

II. DESCRIPTION OF THE TRANSACTION

A.	MATERIAL TRANSACTION OBJECT

The object of the Proposed Transaction includes the Spin-off of the Wholesale Fiber Connectivity Business and Assets from the Company to TIF.

The following is a summary of the Conditional Spin-Off Agreement:

1.	Conditional Spin-Off Agreement

Parties

a.	The Company; and
b.	TIF

Transaction Structure

a.	The Company will transfer the Wholesale Fiber Connectivity Business and Assets to TIF through a partial spin-off, and as compensation, TIF will issue new shares to be subscribed by the Company.
b.	The transaction object, together with all rights and obligations attached to the Company, will be transferred to TIF free of encumbrances, effective as of the Spin-Off Effective Date, in accordance with the applicable laws and regulations.
c.	The transfer by way of spin-off is intended to satisfy the transaction criteria that eligible for tax facilities under PMK 81.

Consideration and Issuance of New Shares

a.	No cash payment (non-cash basis) will be made by the Company.
b.	The value of the Wholesale Fiber Connectivity Business and Assets to be transferred by way of spin-off amounts to Rp35,787,258,000,000 (thirty-five trillion seven hundred eighty-seven billion two hundred fifty-eight million Rupiah), whereby TIF shall issue 357,872,580 new shares to the Company with a conversion value of Rp100,000 (one hundred thousand Rupiah) per new share.
c.	The shares issued by TIF and subscribed by the Company will be free of any encumbrances, fully paid through the spin-off of the transaction object, and issued with full rights attached, including voting rights, dividends, and capital returns. These shares shall rank pari passu with TIF’s other shares in accordance with TIF’s Articles of Association.
d.	Upon completion of the entire Spin-Off transaction, the Company’s ownership in TIF will be 99.9999997% (ninety-nine point nine nine nine nine nine nine seven percent), and PT Multimedia Nusantara’s ownership in TIF will be 0.0000003% (zero point zero zero zero zero zero zero three percent).
e.	The proposed transaction is not expected to result in any change to the shareholding interests of the existing shareholders of the Company.

Conditions Precedent

As part of the standard requirements under Indonesian Company Law, the following actions, among others, must be undertaken:

a.	The Company has announced the Spin-Off Plan in a national newspaper and to the Company’s employees.
b.	The Company has obtained approval from its shareholders at the Company’s GMS.
c.	TIF has obtained approval from its shareholders at TIF’s GMS.

The approval of TIF’s shareholders in the TIF General Meeting of Shareholders will not be conducted concurrently with the approval of the Company’s shareholders at the Company’s General Meeting of Shareholders. The TIF General Meeting of Shareholders will be convened after the Company’s

General Meeting of Shareholders and will be carried out in accordance with the applicable laws and regulations.

Closing

a.	The Parties shall undertake the following actions no later than one day prior to the Spin-Off Effective Date:

(i)	Signing of the Deed of Spin-Off; and
(ii)	Signing of the deed for the capital increase of TIF (including the issuance of new shares to be subscribed by Telkom).

b.	Spin-Off Effective Date: The date on which the Minister of Law issues approval and/or receipt of notification regarding the capital increase of TIF.

Applicable Law

Law of the Republic of Indonesia

Dispute Settlement

Indonesian National Arbitration Board (BANI)

B.	MATERIAL TRANSACTION VALUE

The value of the Wholesale Fiber Connectivity Business and Assets to be spun off by the Company to TIF under the Conditional Spin-Off Agreement amounts to Rp35,787,258,000,000 (thirty-five trillion seven hundred eighty-seven billion two hundred fifty-eight million Rupiah), representing 22,02% of the Company’s equity based on the Company’s audited Financial Statements as of 31 December 2024. The value incorporated both internal and external analyses, including historical financial and operational performance, and benchmark comparisons within the fiber infrastructure sector.

The internal analysis was conducted using the Company’s historical financial and operational data, which had been validated through an internal review process. Meanwhile, the external analysis was performed by comparing the performance and market indicators of comparable industry players. Both sets of analyses, internal and external, were then combined to ensure that the transaction value reflects the business conditions objectively, takes into account the latest industry dynamics, and remains consistent with market fairness.

The value of the Wholesale Fiber Connectivity Business and Assets was determined by KJPP as an independent appraiser using a combination of the Discounted Cash Flow (DCF) method under the Income Approach and the Adjusted Net Assets Method (ANAM) under the Cost Approach. The combination of both approach was deemed appropriate considering the capital-intensive nature of fiber infrastructure assets and the Company’s forward-looking standalone business model post-spin-off, as presented in the report of KJPP Ruky, Safrudin & Rekan No. 00068/2.0095-00/BS/09/0269/1/X/2025 dated 20 Oktober 2025 and signed by Rudi M. Safrudin, MAPPI (Cert.).

C.	PARTIES CONDUCTING THE TRANSACTION

1.	COMPANY INFORMATION

GENERAL

The Company was established based on the Deed of Establishment of PT Telekomunikasi Indonesia (Persero) Tbk No. 128 dated 24 September 1991, executed before Imas Fatimah, S.H., Notary in Jakarta, which received approval from the Minister of Justice of the Republic of Indonesia under Decision No. C2-6870.HT.01.01.Year 1991 dated 19 November 1991 and was published in the State

Gazette of the Republic of Indonesia No. 5 dated 17 January 1992, Supplement to the State Gazette No. 210 (“Company’s Deed of Establishment”).

The Company’s Articles of Association have been amended several times and were most recently amended through the Deed of Statement of Resolutions of the GMS of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk No. 37 dated 22 June 2022, executed before Ashoya Ratam, S.H., M.Kn., Notary in South Jakarta, and approved and recorded in the Legal Entity Administration System database of the Ministry of Law of the Republic of Indonesia pursuant to Minister of Law and Human Rights Decree No. AHU-004650.AH.01.02.Year 2022 dated 29 June 2022 regarding the Approval of the Amendment to the Company’s Articles of Association (“Deed 37/2022”). The Company’s Deed of Establishment, as most recently amended by Deed 37/2022, constitutes the Company’s Articles of Association (“Company’s Articles of Association”). The Company is domiciled and has its head office in Bandung, at Graha Merah Putih, Jl. Japati No. 1, Bandung, West Java, 40133.

The Company operates a national operational network through representative offices/branch offices across five regions, namely Regional I Medan, Regional II Jakarta, Regional III Surabaya, Regional IV Balikpapan, and Regional V Makassar. This structure is further strengthened by telecommunications regional offices (Witel) located at the district/city level (including certain areas comprising multiple districts/cities). All operational units carry out service, marketing, network operations, and customer support functions, thereby ensuring that the Company’s presence and service quality are consistently delivered across Indonesia

The Company has the purposes and objectives as set out in Article 3 paragraph (1) of the Company’s Articles of Association, namely, to conduct business in the provision of telecommunication networks and services, informatics, and the optimization of its resources to deliver high-quality and competitive goods and/or services for profit, thereby enhancing the Company’s value in accordance with the principles of a limited liability company.

In accordance with Article 3 paragraph (2) of the Company’s Articles of Association, to achieve its purposes and objectives, the Company may conduct the following main business activities:

a.	Planning, constructing, providing, developing, operating, marketing/selling/leasing, and maintaining telecommunication and informatics networks in the broadest sense, in compliance with applicable laws and regulations.
b.	Planning, developing, providing, marketing/selling, and enhancing telecommunication and informatics services in the broadest sense, in compliance with applicable laws and regulations.
c.	Making investments, including capital participation in other companies, in line with and to achieve the Company’s purposes and objectives.
d.	In connection with the provisions above, the Company’s main business activities include, but are not limited to, the following:
1.	Construction Of Telecommunication Central Offices – KBLI 42206.
2.	Construction Of Irrigation, Communication, And Other Waste Networks – KBLI 42209.
3.	Electrical Installation – KBLI 43211.
4.	Telecommunication Installation – KBLI 43212.
5.	Air Conditioning and Ventilation Installation – KBLI 43224.
6.	Wholesale On a Fee or Contract Basis – KBLI 46100.
7.	Wholesale Of Computers and Computer Equipment – KBLI 46511.
8.	Wholesale Of Software – KBLI 46512.
9.	Wholesale Of Telecommunication Equipment – KBLI 46523.
10.	Wholesale Of Office and Industrial Machinery, Spare Parts, And Accessories – KBLI 46591.
11.	Wholesale Of Other Unclassified Products – KBLI 46699.
12.	Retail Of Software – KBLI 47413.
13.	Retail Of Telecommunication Equipment – KBLI 47414.
14.	Publishing Of Directories and Mailing Lists – KBLI 58120.

15.	Software Publishing – KBLI 58200.
16.	Film, Video, and Television Program Production Activities by Private Entities – KBLI 59112.
17.	Cable Telecommunication Activities – KBLI 61100.
18.	Wireless Telecommunication Activities – KBLI 61200.
19.	Satellite Telecommunication Activities – KBLI 61300.
20.	Premium Call Services – KBLI 61911.
21.	Premium SMS Content Services – KBLI 61912.
22.	Managed Calling Services (Calling Cards) – KBLI 61914.
23.	Other Telephony Value-Added Services – KBLI 61919.
24.	Internet Service Provider – KBLI 61921.
25.	Data Communication System Services – KBLI 61922.
26.	Public Internet Telephony Services (ITKP) – KBLI 61913.
27.	Internet Interconnection Services (NAP) – KBLI 61924.
28.	Other Unclassified Information Services – KBLI 63990.
29.	Other Multimedia Services – KBLI 61929.
30.	Video Game Development Activities – KBLI 62011.
31.	Internet-Based Commerce Application Development (E-Commerce) – KBLI 62012.
32.	Immersive Media Content Programming and Production – KBLI 62013.
33.	Blockchain Technology Development – KBLI 62014.
34.	Artificial Intelligence-Based Programming – KBLI 62015.
35.	Other Computer Programming Activities – KBLI 62019.
36.	Information Security Consulting – KBLI 62021.
37.	Digital Identity Provision – KBLI 62022.
38.	Electronic Certificate and Related Services – KBLI 62023.
39.	Internet Of Things (IoT) Consulting and Design – KBLI 62024.
40.	Other Computer and Computer Facility Management Consulting – KBLI 62029.
41.	Other Information Technology and Computer Services – KBLI 62090.
42.	Data Processing Activities – KBLI 63111.
43.	Hosting And Related Activities – KBLI 63112.
44.	Non-Commercial Web Portals and/or Digital Platforms – KBLI 63121.
45.	Commercial Web Portals and/or Digital Platforms – KBLI 63122.
46.	Retail Of Computers and Equipment – KBLI 47411.
47.	Retail Of Video Game Equipment and Similar Items – KBLI 47412.
48.	Retail Of Office Machinery – KBLI 47415.
49.	Retail Of Audio and Video Equipment In Stores – KBLI 47420.
50.	Other Unclassified Telecommunication Activities – KBLI 61999.
51.	Telecommunication Resale Services – KBLI 61994.
52.	Calibration/Metrology Services – KBLI 71205.
53.	Distribution Of Films, Videos, And Television Programs By Private Entities – KBLI 59132.

In addition to the main business activities set out in Article 3 paragraph (2) of the Company’s Articles of Association, the Company may generally conduct supporting business activities to optimize the use of its resources, including:

a.	Providing payment and money transfer transaction services through telecommunication and informatics networks;
b.	Conducting other activities and businesses to optimize the resources owned by the Company, including utilization of fixed and movable assets, information system facilities, education and training facilities, and maintenance and repair facilities;
c.	Collaborating with other parties to optimize information, communication, or technology resources owned by other industry players in the information, communication, and technology sectors, in line with and to achieve the Company’s purposes and objectives.

Currently, the main business activities of the Company that have been actively carried out include:

1.	Construction Of Telecommunication Central Offices – KBLI 42206.
2.	Wholesale On a Fee or Contract Basis – KBLI 46100.
3.	Wholesale Of Computers and Computer Equipment – KBLI 46511.
4.	Wholesale Of Software – KBLI 46512.
5.	Wholesale Of Telecommunication Equipment – KBLI 46523.
6.	Wholesale Of Office and Industrial Machinery, Spare Parts, and Accessories – KBLI 46591.
7.	Wholesale Of Other Unclassified Products – KBLI 46699.
8.	Retail Of Software – KBLI 47413.
9.	Retail Of Telecommunication Equipment – KBLI 47414.
10.	Publishing Of Directories and Mailing Lists – KBLI 58120.
11.	Software Publishing – KBLI 58200.
12.	Film, Video, and Television Program Production Activities by Private Entities – KBLI 59112.
13.	Cable Telecommunication Activities – KBLI 61100.
14.	Wireless Telecommunication Activities – KBLI 61200.
15.	Satellite Telecommunication Activities – KBLI 61300.
16.	Premium Call Services – KBLI 61911.
17.	Premium SMS Content Services – KBLI 61912.
18.	Other Telephony Value-Added Services – KBLI 61919.
19.	Internet Service Provider – KBLI 61921.
20.	Data Communication System Services – KBLI 61922.
21.	Public Internet Telephony Services (ITKP) – KBLI 61913.
22.	Internet Interconnection Services (NAP) – KBLI 61924.
23.	Other Unclassified Information Services – KBLI 63990.
24.	Other Multimedia Services – KBLI 61929.
25.	Video Game Development Activities – KBLI 62011.
26.	Internet-Based Commerce Application Development (E-Commerce) – KBLI 62012.
27.	Other Computer Programming Activities – KBLI 62019.
28.	Information Security Consulting – KBLI 62021.
29.	Internet Of Things (IoT) Consulting and Design – KBLI 62024.
30.	Other Computer and Computer Facility Management Consulting – KBLI 62029.
31.	Other Information Technology and Computer Services – KBLI 62090.
32.	Data Processing Activities – KBLI 63111.
33.	Hosting And Related Activities – KBLI 63112.
34.	Non-Commercial Web Portals and/or Digital Platforms – KBLI 63121.
35.	Commercial Web Portals and/or Digital Platforms – KBLI 63122.
36.	Other Unclassified Telecommunication Activities – KBLI 61999.
37.	Resale Of Telecommunication Services – KBLI 61994.
38.	Calibration/Metrology Services – KBLI 71205.
39.	Distribution Of Films, Videos, and Television Programs by Private Entities – KBLI 59132.

CAPITAL STRUCTURE AND SHAREHOLDER COMPOSITION

The Company’s current capital structure, based on the Articles of Association as set out in Deed 37/2022, and as approved and recorded in the Legal Entity Administration System database of the Ministry of Law and Human Rights of the Republic of Indonesia pursuant to Minister of Law and Human Rights Decree No. AHU-004650.AH.01.02.Year 2022 dated 29 June 2022 regarding the Approval of Amendments to the Company’s Articles of Association, is as follows:

Authorized Capital: Rp 19.500.000.000.000

Issued and Paid-Up Capital: Rp 4.953.110.830.000

The Company’s authorized capital is divided into 390.000.000.000 shares, each with a nominal value of Rp50,00

The Company’s current shareholding structure, based on the Shareholders Register from BAE or PT Datindo Entrycom, as of 30 September 2025, is as follows:

Shareholders	Number of Shares		%
	Dwiwarna Series A Shares	Series B Shares
Pemerintah Republik Indonesia	1	-	0,000000001%
PT Danantara Asset Management	-	51.602.353.559	52,090852931%
Publik	-	47.458.113.040	47,907380502%
Share buyback	-	1.750.000	0,001766567%
Total	1	99.062.216.600	100%
Public shares include shares owned by the members of Directors and Commissioners of the Company, as follows:
Directors
Dian Siswarini	-	203.000	0,000204922%
Willy Saelan	-	-	-
Veranita Yosephine	-	68.000	0,000068644%
Nanang Hendarno	-	32.500	0,000328077%
Seno Soemadji	-	-	-
Honesti Basyir	-	3.632.304	0,003666690%
Arthur Angelo Syailendra	-	-	-
Faizal Rochmad Djoemadi	-	248.500	0,000250852%
Andy Kelana	-	-	-
Commissioners
Angga Raka Prabowo	-	-	-
Yohanes Surya	-	-	-
Rizal Mallarangeng	-	3.240.600	0,003271277%
Silmy Karim	-	1.344.700	0,001357430%
Ossy Dermawan	-	-	-
Deswandhy Agusman	-	-	-
Rionald Silaban	-	-	-
Ira Noviarti	-	-	-

MANAGEMENT AND SUPERVISION

Based on the Deed of Statement of Extraordinary General Meeting of Shareholders’ Resolutions No. 205 dated 30 September 2025, drawn up before Ashoya Ratam, S.H., M.Kn., Notary in South Jakarta, which has been notified to the MoL through the Notification of Amendment to Company Data No. AHU-AH.01.09-0346809 dated 6 October 2025 regarding Receipt of Notification of Amendment to the Company’s Data of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“Deed No. 205 dated 30 September 2025”), the composition of the Company’s Board of Commissioners and Board of Directors is as follows:

Board of Commissioners

President Commissioner	:	Angga Raka Prabowo
Independent Commissioner	:	Deswandhy Agusman
Independent Commissioner	:	Ira Noviarti
Independent Commissioner	:	Yohanes Surya
Commissioner	:	Ossy Dermawan
Commissioner	:	Silmy Karim
Commissioner	:	Rionald Silaban
Commissioner	:	Rizal Malarangeng

Board of Directors

President Director	:	Dian Siswarini
Director of Strategic Business Development & Portfolio	:	Seno Soemadji
Director of Finance and Risk Management	:	Arthur Angelo Syailendra
Director of Network	:	Nanang Hendarno
Director of Wholesale & International Service	:	Honesti Basyir
Director of IT Digital	:	Faizal Rochmad Djoemadi
Director of Human Capital Management	:	Willy Saelan
Director of Legal & Compliance	:	Andy Kelana
Director of Enterprise & Business Service	:	Veranita Yosephine

Pursuant to Deed of Statement of Resolution of the Annual General Meeting of Shareholders Number 35 dated 23 June 2023, drawn up before Ashoya Ratam, S.H., M.Kn., Notary in South Jakarta, which has been notified to the Minister of Law and Human Rights through the Receipt of Notification of Amendment to Company Data No. AHU-AH.01.09-0131356 dated 23 June 2023 regarding the Receipt of Notification of Amendment to Company Data of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, as well as Deed No. 205 dated 30 September 2025, the terms of office of the members of the Board of Commissioners and the Board of Directors of the Company are as follows:

a.	Commissioners:

Mr. Silmy Karim: serves a five-year term commencing from the Company’s 2023 Annual GMS until the closing of the Company’s Annual GMS to be held in 2028, without prejudice to the right of the GMS to dismiss at any time.

Mr. Angga Raka Prabowo, Mr. Rionald Silaban, Mr. Rizal Malarangeng, Mr. Ossy Dermawan, Mr. Deswandhy Agusman, Mr. Yohanes Surya, and Ms. Ira Noviarti: serve a five-year term commencing from the Company’s GMS held in 2025 until the closing of the Company’s Annual GMS to be held in 2030, without prejudice to the right of the GMS to dismiss at any time.

b.	Directors:

Director of Wholesale & International Service: serves a five-year term commencing from the Company’s 2023 Annual GMS until the closing of the Company’s Annual GMS to be held in 2028, without prejudice to the right of the GMS to dismiss at any time.

President Director, Director of Finance and Risk Management, Director of Enterprise & Business Service, Director of Network, Director of Strategic Business Development & Portfolio, Director of IT Digital, Director of Human Capital Management, and Director of Legal & Compliance: serve a five-year term commencing from the Company’s GMS held in 2025 until the closing of the Company’s Annual GMS to be held in 2030, without prejudice to the right of the GMS to dismiss at any time.

On 20 November 2025, the Company received a resignation letter from Mr. Yohanes Surya as Independent Commissioner of the Company. The Company will take the necessary actions relating to the resignation submitted by Mr. Yohanes Surya in accordance with the prevailing laws and regulations

BENEFICIAL OWNER OF THE COMPANY

Based on the beneficial owner data recorded in the Legal Administrative System (AHU), the party acting as the controller as well as the beneficial owner of the Company is the Company’s Board of Directors.

2.	TIF INFORMATION

GENERAL

TIF is a limited liability company established in accordance with the laws of the Republic of Indonesia, domiciled in South Jakarta, based on the Deed of Establishment No. 26 dated 8 December 2023, executed before Aulia Taufani, S.H., Notary in Jakarta, which received approval from the Minister of Law and Human Rights of the Republic of Indonesia under Decision No. AHU-0093902.AH.01.01.Year 2023 dated 8 December 2023 (“TIF Deed of Establishment”), as most recently amended through the Deed of Statement of Shareholders’ Resolution on the Amendment to the Articles of Association of PT Telkom Infrastruktur Indonesia No. 24 dated 23 July 2025, approved by the Minister of Law of the Republic of Indonesia under Decision No. AHU-0048508.AH.01.02 dated 23 July 2025 regarding the Approval of the Amendment to the Articles of Association of PT Telkom Infrastruktur Indonesia (“TIF Articles of Association”).

TIF is domiciled and has its head office in South Jakarta, at The Telkom Hub, Jl. Jendral Gatot Subroto Kav. 52, Kuningan Barat Village/Sub-district, Mampang Prapatan District, South Jakarta Administrative City, DKI Jakarta Province, 12710.

TIF has the purposes and objectives as set out in Article 3 paragraph (1) of the TIF Articles of Association, namely to conduct business in the provision of telecommunication networks and services, informatics, and the optimization of its resources to deliver high-quality and competitive goods and/or services for profit, thereby enhancing the value of the company in accordance with the principles of a limited liability company.

In accordance with Article 3 paragraph (2) of the TIF Articles of Association, to achieve these purposes and objectives, TIF may carry out the following main business activities:

1.	Cable telecommunication activities – KBLI 61100;
2.	Internet service provider – KBLI 61921;
3.	Data communication system services – KBLI 61922;
4.	Internet interconnection services / Network Access Point (NAP) – KBLI 61924;
5.	Other information technology and computer services – KBLI 62090;
6.	Construction of telecommunication central offices – KBLI 42206;
7.	Telecommunication installation – KBLI 43212;
8.	Resale of telecommunication services – KBLI 61994;
9.	Leasing and rental of machinery, equipment, and other tangible assets not otherwise classified – KBLI 77399.

The processing of additional licensing related to the business activity under KBLI 61924 (Internet Interconnection Services/Network Access Point (NAP)) is currently ongoing, particularly the issuance of the Internet Access Gateway Service License from the Ministry of Communication and Digital Affairs.

The Company ensures that the licensing process does not impede or adversely affect the implementation of the Material Transaction Plan, and that all licensing requirements will be fulfilled in accordance with the applicable laws and regulations.

TIF CAPITAL STRUCTURE AND SHAREHOLDER COMPOSITION

TIF’s current capital structure, based on the TIF Articles of Association, is as follows:

Information	Total Shares	Nominal Value per Share (Rp)	Total Nominal Value (Rp)
Authorized Capital	75.000.000	100.000	7.500.000.000.000
Issued and Paid-Up Capital	19.240.001	100.000	1.924.000.100.000

TIF’s current shareholding structure, based on the TIF Articles of Association, is as follows:

Shareholders	Number of Shares	Nominal Value of Shares (Rp)%
PT Telkom Indonesia (Persero) Tbk	19.240.000	Rp1.924.000.000.000	99,999%
PT Multimedia Nusantara	1	Rp100.000	0,001%
Total	19.240.001	Rp1.924.000.100.000	100%

MANAGEMENT AND SUPERVISION

As set forth in the Deed of Statement of Resolutions Outside the GMS of TIF No. 02 dated 1 July 2024, executed before Ashoya Ratam, S.H., M.Kn., Notary in Jakarta, which has been notified to the Minister of Law and Human Rights pursuant to the Ministry of Law and Human Rights of the Republic of Indonesia Letter No. AHU-AH.01.09-0221318 dated 3 July 2024 regarding the Receipt of Notification of Changes in Company Data of PT Telkom Infrastruktur Indonesia (“Deed No. 02 dated 1 July 2024”), the composition of the Board of Commissioners and Board of Directors of TIF is as follows:

Board of Commissioners

Commissioner	: Honesti Basyir

Board of Directors

President Director	: I Ketut Budi Utama
Director of Finance, Risk & Human Capital Management	: Setio Nuranto
Director of Planning & Operations	: Suharyoto

Pursuant to Article 108 paragraph (2) of the Company Law, the Board of Commissioners may consist of one or more members. Accordingly, the composition of the Board of Commissioners of PT TIF, comprising one member, is in compliance with this provision.

Further, based on Deed of Statement of Shareholders’ Resolution of PT Telkom Infrastruktur Indonesia Number 14 dated 6 June 2024, drawn up before Aulia Taufani, S.H., Notary in South Jakarta, which has been notified to the Minister of Law and Human Rights pursuant to the Letter of the Ministry of Law and Human Rights of the Republic of Indonesia Number AHU-AH.01.09-0211605 dated 7 June 2024 regarding the Receipt of Notification of Amendment to Company Data of PT Telkom Infrastruktur Indonesia, as well as Deed No. 02 dated 1 July 2024, the appointed President Director, Director of Finance, Risk & Human Capital Management, Director of Planning & Operations, and Commissioner shall serve a term of three (3) years from their appointment, namely until the closing of the TIF Annual General Meeting of Shareholders to be convened in 2027, without prejudice to the right of the GMS to dismiss them at any time.

III. REASONS, EXPLANATION, AND BENEFITS OF CONDUCTING THE PROPOSED TRANSACTION

A.	REASONS AND EXPLANATION OF THE PROPOSED TRANSACTION

While facing the dynamics of the telecommunication industry, characterized by rapid digital transformation and high-capacity connectivity demands, the Company pursues a strategy to strengthen business fundamentals through four main pillars: Integrated B2C Services, B2B ICT Services, New Play, and Digital Infrastructure. The Spin-off of the Wholesale Fiber Connectivity Business and Assets constitutes a key component of the Digital Infrastructure pillar, aimed at increasing business focus, establish a sustainable and resilient business model in response to market changes, and maximize value unlock for the Telkom Group.

The Proposed Transaction represents a strategic step aligned with global trends in the telecommunications industry, where major operators have established dedicated infrastructure entities to enhance transparency, efficiency, and long-term value creation. Global benchmarks show that leading companies such as Telstra (Australia), Telecom Italia (“TIM”) (Italy), and CETIN (Czech Republic) have successfully improved operational efficiency, strengthen valuations, and developed strategic partnerships through similar initiatives. International evidence further indicates that carving out fiber assets from an integrated telco can result in significant valuation uplift as reflected in the experiences of global operators such as Telenor, Telefónica, TIM, and KPN. These outcomes demonstrate how fiber carve-outs enable operators to unlock the intrinsic value of infrastructure assets, drive efficiency, attract strategic investors, and support sustainable growth within the digital connectivity ecosystem. This transformation also enables them to focus more effectively on developing Wholesale Fiber Connectivity while strengthening competitiveness in the global market.

The Spin-Off of the Company’s Wholesale Fiber Connectivity Business and Assets into a separate entity is expected to enable more optimal development through a more focused business strategy that is not commingled with the Company’s other business lines. Furthermore, the Spin-Off has the potential to provide improved value recognition, including the opportunity to achieve valuation multiples comparable to relevant industry participants within the corresponding market segment.

For the Company, a similar initiative not only reinforces its position as a leading infrastructure provider in Indonesia but also delivers next-generation services that are more competitive, enhances customer experience, and accelerates nationwide equal distribution of digitalization.

B.	BENEFITS OF THE PROPOSED TRANSACTION

The Proposed Transaction is expected to provide the following benefits:

1.	For the Company:
a.	Strengthening the Telkom Group’s positioning as the digital telco and infrastructure market leader in Indonesia;
b.	Improving the Company’s performance and long-term valuation as valuation of fiber assets tend to trade at premium valuation multiples over traditional telco businesses;
c.	Improving the Company’s governance, disclosure of data, and transparency on TIF’s performance;
d.	Optimizing assets and operational efficiency by establishing a more sustainable cost structure and enhancing product competitiveness through external monetization initiatives (e.g. new product development), and greater focus on core network operations (e.g. business process improvement, capital expenditure improvement);
e.	Sustaining expansion, innovation through strategic partnership opportunities, and deepening broadband penetration in Indonesia by leveraging TIF’s focused capital structure and partnerships with global infrastructure and technology players to accelerate fiber rollout, enhance capabilities, and strengthen national’s connectivity ecosystem.

2.	For Customers:
a.	Enhancing customer experience, with faster ordering processes, reliable services, and maintained and transparent SLAs;
b.	Increasing value proposition through a more efficient and competitive business model;
c.	Expanding inclusive digital access, enabling more equitable, reliable, and effective services.

3.	For the Government:
a.	Potentially enhancing the Company’s valuation which directly impacts the State shareholder (Series A Dwiwarna shareholder and Danantara);
b.	Accelerating national digitalization by promoting equitable access to Information and Communication Technology for economic growth;
c.	Driving the Company’s growth, potentially increasing state revenues from dividends, non-tax state revenues (PNBP), and taxes.

4.	For the Industry:
a.	Consolidating fiber telecommunication infrastructure for shared use with other industry players;
b.	Supporting the improvement of Indonesia’s telecommunications quality through the development of a dedicated fiber infrastructure platform that ensures higher service standards and broader network availability;
c.	Strengthening the attractiveness and competitiveness of the national telecommunications industry by promoting infrastructure-based collaboration, encouraging investment participation, and enabling fair and open access.

IV. EXPLANATION, CONSIDERATION, AND REASONING BEHIND TRANSACTION WITH AFFILIATED PARTY

A.	NATURE OF THE AFFILIATE RELATIONSHIP

TIF is a Controlled Subsidiary of the Company, with the Company’s shareholding in TIF as of the date of this Spin-Off Plan and Information Disclosure  amounting to 99.99% (ninety-nine point ninety-nine percent) of the total issued and paid-up capital of TIF.

B.	EXPLANATION, CONSIDERATIONS, AND REASONS FOR CONDUCTING THE AFFILIATED TRANSACTION COMPARED TO A SIMILAR TRANSACTION NOT CONDUCTED WITH AFFILIATED PARTY

The Proposed Transaction is conducted with an affiliated party taking into account that TIF is a Controlled Subsidiary directly owned and controlled by the Company and will continue to be owned and controlled by the Company after completion of the Proposed Transaction. This Proposed Transaction is expected to provide mutual benefits in strengthening market penetration efforts and improving services to customers. Furthermore, in conducting its business activities, the Company and TIF share aligned business visions, so the Proposed Transaction is expected to have a positive impact on the Wholesale Fiber Connectivity business, TIF, and the Company. Conversely, if the Spin-off were conducted with a non-affiliated party, it could result in the Company losing control and management over the spun-off Wholesale Fiber Connectivity Business and Assets, as well as failing to realize the expected synergy between the Company and the non-affiliated entity.

V. SUMMARY OF FINANCIAL STATEMENTS

A.	COMPANY

The table below presents the balance sheet, income statement and cash flow statement of the Company, summarized from the Company’s audited financial statements for the years ended 31 December 2022, 31 December 2023, and 31 December 2024, audited by Purwantono, Sungkoro & Surja Public Accounting Firm (a member firm of Ernst & Young Global Limited) and for the nine-month period ended 30 September 2025, which is unaudited.

Company Financial Position

in billions of Rupiah
	31 December			30 September
	2022 (Audited)	2023 (Audited)	2024 (Audited)	2025 (Unaudited)
CURRENT ASSETS	55.057	55.613	63.080	53.408
NON-CURRENT ASSETS	220.135	231.429	236.595	233.489
TOTAL ASSETS	275.192	287.042	299.675	291.897
SHORT TERM LIABILITIES	70.388	71.568	76.767	75.685
LONG TERM LIABILITIES	55.542	58.912	60.418	61.200
TOTAL LIABILITIES	125.930	130.480	137.185	136.885
TOTAL EQUITY	149.262	156.562	162.490	155.012
TOTAL LIABILITIES & EQUITY	275.192	287.042	299.675	291.897

Company Profit and Loss Statement

in billions of Rupiah
	31 December			30 September
	2022 (Audited)	2023 (Audited)	2024 (Audited)	2025 (Unaudited)
REVENUE
Telephone Revenue	13.588	9.093	6.739	4.246
Interconnection Revenue	8.472	9.067	9.187	7.107
Data, Internet, and Information Technology Services Revenue	86.410	90.820	94.338	67.264
Network Revenue	2.378	2.482	3.179	2.707
IndiHome Revenue	28.020	28.785	26.262	19.731
Other Services	5.834	6.183	7.233	6.392
Revenue from Lessor Transactions	2.604	2.786	3.029	2.170
Total Revenue	147.306	149.216	149.967	109.617

COST AND EXPENSES
Operating, Maintenance, and Telecommunication Service Expenses	(38.184)	(39.718)	(41.202)	(30.284)
Depreciation and Amortization Expenses	(33.255)	(32.663)	(32.643)	(25.067)
Employee Expenses	(14.907)	(15.927)	(16.807)	(11.903)
Interconnection Expenses	(5.440)	(6.363)	(6.880)	(5.661)
General and Administrative Expenses	(5.854)	(6.099)	(6.225)	(5.003)
Marketing Expenses	(3.929)	(3.530)	(3.824)	(2.378)
Unrealized Losses from Changes in Fair Value of Investments	(6.438)	(748)	188	(360)
Other Income – Net	26	252	281	75
Foreign Exchange Gain (Loss) – Net	256	(36)	136	137

	31 December			30 September
	2022 (Audited)	2023 (Audited)	2024 (Audited)	2025 (Unaudited)
OPERATING PROFIT	39.581	44.384	42.991	29.173

Financing Income	878	1.061	1.367	1.285
Financing Costs	(4.033)	(4.652)	(5.208)	(4.031)
Share of Profit (Loss) of Long-Term Investments in Associates	(87)	1	3	(5)

PROFIT BEFORE INCOME TAX	36.339	40.794	39.153	26.422

(EXPENSES) / BENEFIT OF INCOME TAX
Current	(9.259)	(8.796)	(7.635)	(5.976)
Deferred	600	210	(775)	149
Total	(8.659)	(8.586)	(8.410)	(5.827)

CURRENT YEAR PROFIT	27.680	32.208	30.743	20.595

OTHER COMPREHENSIVE INCOME
Actuarial Profit (Loss) on Defined Benefit Plans – Net	1.464	(1.389)	635	(6)
Other Comprehensive Income (Loss) – Net	303	(65)	260	319

TOTAL COMPREHENSIVE INCOME FOR CURRENT PERIOD	29.447	30.754	31.638	20.908

Profit for the year attributable to:
Owners of the Parent Entity	20.753	24.560	23.649	15.784
Non-controlling Interests	6.927	7.648	7.094	4.811
TOTAL	27.680	32.208	30.743	20.595

Total Comprehensive Income for the Year Attributable to:
Owners of the Parent Entity	22.468	23.083	24.434	16.097
Non-controlling Interests	6.979	7.671	7.204	4.811
TOTAL	29.447	30.754	31.638	20.908

BASIC EARNINGS PER SHARE (full amount)
Net Profit per Share	209,49	247,92	238,73	159,33
Net Profit per ADS (100 Series B Shares per ADS)	20.949,46	24.792,50	23.872,88	15.933,42

Company Cash Flow Statement

in billions of Rupiah
	31 December			30 September
	2022 (Audited)	2023 (Audited)	2024 (Audited)	2025 (Unaudited)
Cash flows from operating activities	73.354	60.581	61.600	49.605
Cash flows from investing activities	(39.250)	(36.909)	(29.456)	(18.550)
Cash flows from financing activities	(40.837)	(26.567)	(27.505)	(33.713)
Net (decrease)/increase in cash and cash equivalents	(6.733)	(2.895)	4.639	(2.658)
Effect of exchange rate changes on cash and cash equivalents	370	(44)	260	308
Allowance for expected credit losses	(1)	(1)	(1)	(1)
Cash and cash equivalents at beginning of the period	38.311	31.947	29.007	33.905
Cash and cash equivalents at end of period	31.947	29.007	33.905	31.554

The table below presents the Company’s key financial ratios for the periods ended 31 December 2022, 31 December 2023, 31 December 2024, and 30 September 2025, calculated based on the Company’s financial information as described above.

Company Financial Ratio

	31 December			30 September
	2022	2023	2024	2025
Current Ratio (%)	78%	78%	82%	71%
Liabilities to Equity Ratio (%)	84%	83%	84%	88%
Liabilities to Assets Ratio (%)	46%	45%	46%	47%
EBITDA to Revenue Ratio (EBITDA Margin) (%)	54%	52%	50%	50%
Profit for the Year to Revenue Ratio (Profit Margin) (%)	19%	22%	20%	19%

Notes:

●	Current Ratio is calculated as Current Assets divided by Current Liabilities;
●	Liabilities to Equity Ratio is calculated as Total Liabilities divided by Total Equity;
●	Liabilities to Total Assets Ratio is calculated as Total Liabilities divided by Total Assets;
●	EBITDA to Revenue Ratio (EBITDA Margin) is calculated as EBITDA divided by Revenue;
●	EBITDA is calculated based on Operating Profit adjusted for depreciation and amortization expenses, unrealized losses and changes in fair value of investments, other income (net), and foreign exchange gains/losses (net); and
●	Profit for the Year to Revenue Ratio (Profit Margin) is calculated as Profit for the Year divided by Revenue.

Additional information on the Company’s Financial Statements:

●	The Company’s Financial Statements for the period ended 31 December 2022 were audited by KAP Purwantono, Sungkoro & Surja, with an unmodified opinion, and were signed on 24 March 2023 by Agung Purwantono, Public Accountant No. 0687.
●	The Company’s Financial Statements for the period ended 31 December 2023 were audited by KAP Purwantono, Sungkoro & Surja, with an unmodified opinion, and were signed on 22 March 2024 by Agung Purwantono, Public Accountant No. 0687.

●	The Company’s Financial Statements for the period ended 31 December 2024 were audited by KAP Purwantono, Sungkoro & Surja, with an unmodified opinion, and were signed on 17 April 2025 by Agung Purwanto, Public Accountant No. 0687.
●	The Company’s Financial Statements for the period ended 30 September 2025 are unaudited.

B.	TIF

The table below presents the balance sheet, income statement and cash flow statement of TIF, summarized from TIF’s audited financial statement for the year ended 31 December 2023 and 31 December 2024*, audited by Purwantono, Sungkoro & Surja Public Accounting Firm (a member firm of Ernst & Young Global Limited) and for the nine-month period ended 30 September 2025, which is unaudited:

TIF Financial Position

in billions of Rupiah
	31 December			30 September
	2022	2023 (Unaudited)	2024 (Audited)	2025 (Unaudited)
CURRENT ASSETS	-	0,01	3.040,74	3.716,53
NON-CURRENT ASSETS	-	-	6,97	11,45
TOTAL ASSETS	-	-	3.047,71	3.727,98
SHORT TERM LIABILITIES	-	-	967,76	1.323,88
LONG TERM LIABILITIES	-	-	-	-
TOTAL LIABILITIES	-	-	967,76	1.323,88
TOTAL EQUITY	-	0,01	2.079,95	2.404,10
TOTAL LIABILITIES & EQUITY	-	0,01	3.047,71	3.727,98

TIF Profit and Loss Statement

in billions of Rupiah
	31 December			30 September
	2022	2023 (Unaudited)	2024 (Audited)	2025 (Unaudited)
REVENUE
Revenue	-	-	1.821,67	3.310,97
Total Revenue	-	-	1.821,67	3.310,97

COST AND EXPENSES
Operating and Maintenance Expenses	-	-	(1.249,46)	(2.170,27)
Depreciation and Amortization Expenses	-	-	(0,07)	(0,32)
Employee Expenses	-	-	(382,94)	(713,10)
Service Expenses	-	-	-	-
Marketing Expenses	-	-	-	(0,29)
Interconnection Expenses	-	-	-	-
General and Administrative Expenses	-	-	(20,39)	(68,53)
Loss on Disposal of Fixed Assets	-	-	-	-
Gain on Sale and Leaseback of Towers	-	-	-	-
Unrealized Gains from Changes in Investment Value	-	-	-	-
Foreign Exchange Gain (Loss) – Net	-	-	-	-
Other Expenses – Net	-	-	-	-
Total Expenses and Charges	-	-	(1.652,86)	(2.952,51)
Financing Income	-	-	43,50	75,55
Financing Costs	-	-	-	-
Net Financing Income	-	-	43,50	75,55

	31 December			30 September
	2022	2023 (Unaudited)	2024 (Audited)	2025 (Unaudited)
PROFIT/(LOSS) BEFORE INCOME TAX	-	-	212,29	434,01

(EXPENSES) / BENEFIT OF INCOME TAX
Current	-	-	(56,48)	(109,82)
Deferred	-	-	0,14	(0,04)
Total	-	-	(56,34)	(109,86)

CURRENT YEAR PROFIT/(LOSS)	-	-	155,95	324,15

OTHER COMPREHENSIVE INCOME
Changes in Pension Plan Values	-	-	-	-
Changes in Fair Value of Equity Investments	-	-	-	-
Share of Comprehensive Income of Associates	-	-	-	-
Other Comprehensive Income (Loss) – Net	-	-	-	-

TOTAL COMPREHENSIVE PROFIT/(LOSS) FOR THE PERIOD	-	-	155,95	324,15

Profit for the year attributable to:
Owners of the Parent Entity	-	-	-	-
Non-controlling Interests	-	-	-	-
TOTAL	-	-	-	-

Total Comprehensive Income for the Year Attributable to:
Owners of the Parent Entity	-	-	-	-
Non-controlling Interests	-	-	-	-
TOTAL	-	-	-	-

TIF Cash Flow Statament

in billions of Rupiah
	31 December			30 September
	2022 (Audited)	2023 (Audited)	2024 (Audited)	2025 (Unaudited)
Cash flows from operating activities	-	-	358,67	278,41
Cash flows from investing activities	-	-	(5,43)	(7,06)
Cash flows from financing activities	-	-	1.924,00	-
Net (decrease)/increase in cash and cash equivalents	-	-	2.277,25	271,35
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-
Allowance for expected credit losses	-	-	(0,00)	(0,00)
Cash and cash equivalents at beginning of the period	-	-	-	2.277,25
Cash and cash equivalents at end of period	-	-	2.277,25	2.548,59

The table below presents the Company’s key financial ratios for the periods ended 31 December 2022, 31 December 2023, 31 December 2024, and 30 September 2025, calculated based on the Company’s financial information as described above.

TIF Financial Ratio

	31 Desember			30 September
	2022	2023	2024	2025
Current Ratio (%)	-	-	314%	281%
Liabilities to Equity Ratio (%)	-	-	47%	55%
Liabilities to Assets Ratio (%)	-	-	32%	36%
EBITDA to Revenue Ratio (EBITDA Margin) (%)	-	-	9%	11%
Profit for the Year to Revenue Ratio (Profit Margin) (%)	-	-	9%	10%

Notes:

●	Current Ratio is calculated as Current Assets divided by Current Liabilities;
●	Liabilities to Equity Ratio is calculated as Total Liabilities divided by Total Equity;
●	Liabilities to Total Assets Ratio is calculated as Total Liabilities divided by Total Assets;
●	EBITDA to Revenue Ratio (EBITDA Margin) is calculated as EBITDA divided by Revenue;
●	EBITDA is calculated based on Operating Profit adjusted for depreciation and amortization expenses, unrealized losses and changes in fair value of investments, net other income, and net foreign-exchange gains/losses; and
●	Profit for the Year to Revenue Ratio (Profit Margin) is calculated as Profit for the Year divided by Revenue.

Additional information on the Company’s Financial Statements:

●	TIF’s Financial Statements for the period ended 31 December 2024 were audited by KAP Purwantono, Sungkoro & Surja, with an unmodified opinion, and were signed on 26 March 2025 by Yuki, CPA, Public Accountant No. 1902
●	TIF’s Financial Statements for the period ended 30 September 2025 are unaudited

*As TIF was established on 8 December 2023, the Financial Statement does not cover the past three fiscal years.

VI. TRANSFER OF THE COMPANY’S ASSETS AND LIABILITIES RELATED TO THE SPIN-OFF OF THE WHOLESALE FIBER CONNECTIVITY BUSINESS AND ASSETS TO TIF

A.	INFORMATION REGARDING THE WHOLESALE FIBER CONNECTIVITY BUSINESS AND ASSETS

The Company’s Wholesale Fiber Connectivity Business and Assets constitute a portion of business and assets which comprises the following products : Metro-Ethernet, wholesale SL WDM, wholesale Access Network, wholesale Global Link, and wholesale IP Transit products including certain customers related to the aforementioned products together with all associated assets and liabilities.

The Spin-Off is carried out based on the agreed valuation of the Wholesale Fiber Connectivity Business and Assets, referring to the valuation report issued by KJPP Ruky, Safrudin & Rekan No. 00068/2.0095-00/BS/09/0269/1/X/2025 dated 20 October 2025 and signed by Rudi M. Safrudin, MAPPI (Cert.) amounting to Rp35,787,258,000,000 (thirty-five trillion seven hundred eighty-seven billion two hundred fifty-eight million Rupiah). Accordingly, after the Spin-Off Effective Date, the Company’s ownership in TIF will be increased to 99.9999997% (ninety-nine point nine nine nine nine nine nine seven percent).

The table below presents the balance sheet and income statement of the Wholesale Fiber Connectivity Business and Assets for the years ended 31 December 2022, 31 December 2023, and 31 December 2024.

Wholesale Fiber Connectivity Financial Position

in billions of Rupiah
	31 December
	2022	2023	2024
CURRENT ASSETS	-	-	-
NON-CURRENT ASSETS	46.843	48.673	48.850
TOTAL ASSETS	46.843	48.673	48.850
SHORT TERM LIABILITIES	895	1.790	2.133
LONG TERM LIABILITIES	5.641	9.070	11.178
TOTAL LIABILITIES	6.536	10.860	13.311
TOTAL EQUITY	40.308	37.813	35.486
TOTAL LIABILITIES & EQUITY	46.843	48.673	48.850

Wholesale Fiber Connectivity Profit and Loss Statement

in billions of Rupiah
	31 December
	2022	2023	2024
REVENUE
Revenue	1,649	1,770	2,032
Total Revenue	1,649	1,770	2,032

COST AND EXPENSES
Operating and Maintenance Expenses	(2,852)	(2,916)	(3,777)
Depreciation and Amortization Expenses	(3,135)	(3,562)	(3,759)
Employee Expenses	(695)	(827)	(935)
Marketing Expenses	(64)	(77)	(93)
General and Administrative Expenses	(79)	(116)	(137)
Other Income – Net	-	-	(1)
Financial Costs	(250)	(484)	(693)
LOSS BEFORE INCOME TAX	(5,426)	(6,212)	(7,363)
INCOME TAX (EXPENSES)/BENEFITS	(186)	(222)	(245)
LOSS FOR THE YEAR	(5,612)	(6,434)	(7,608)

Wholesale Fiber Connectivity Profit and Loss Statement for the year 2022–2024 reflects the spin-off of a relatively limited portion of revenue to the value of assets spun-off to TIF.

As a result of the business and asset spin-off, particularly in serving operations that remain under the Company, post-Effective Date, the collaboration between TIF and the Company will be governed through a business arrangement that includes a revenue-sharing mechanism for the utilization of the transferred business and assets.

B.	IMPACT OF THE TRANSFER OF THE COMPANY’S ASSETS AND LIABILITIES RELATED TO THE SPIN-OFF OF THE WHOLESALE FIBER CONNECTIVITY BUSINESS AND ASSETS ON THE COMPANY

As a result of the Spin-off of the Company’s assets and liabilities related to the Wholesale Fiber Connectivity Business and Assets to TIF, the pro forma Consolidated Financial Statement of the Company as of 31 December 2024, before and after the Spin-off, are as follows:

Description	Before Spin-off	Adjustments Required in the Spin-off Process	After Spin-off
Total Assets	299.675	-	299.675
Total Liabilities	137.185	-	137.185
Total Equity	162.490	-	162.490
Total Liabilities and Equity	299.675	-	299.675

*in billions of Rupiah

The following are the pro forma Income Statements of the Company before and after the Spin-off:

Description	Before Spin-off	Adjustments Required in the Spin-off Process	After Spin-off
Business Profit	42.991	-	42.991
Profit Before Tax	39.153	-	39.153
Income Tax	(8.410)	-	(8.410)
Net Profit After Tax	30.743	-	30.743
Other Comprehensive Income	895	-	895
Total Profit and Comprehensive Income	31.638	-	31.638

*in billions of Rupiah

At the consolidated level, the Spin-off to TIF does not change the Company’s financial highlights or key ratios as of 31 December 2024.

C.	IMPACT OF THE TRANSFER OF THE COMPANY’S ASSETS AND LIABILITIES RELATED TO THE SPIN-OFF OF THE WHOLESALE FIBER CONNECTIVITY BUSINESS AND ASSETS ON TIF

In addition, the Spin-off of the Company’s assets and liabilities related to the Wholesale Fiber Connectivity Business and Assets to TIF impacts TIF’s financial statements as of 31 December 2024, shown in the pro forma Financial Statements before and after the Spin-Off as follows:

Description	Before Spin-off	Adjustments Required in the Spin-off Process	After Spin-off
Total Assets	3.048	48.850	51.898
Total Liabilities	968	13.311	14.279
Total Equity	2.080	35.539	37.619
Total Liabilities and Equity	3.048	48.850	51.898

*in billions of Rupiah

At TIF, the Spin-off from the Company to TIF will be reflected in TIF’s financial structure, in which there will be an increase in recorded assets, liabilities, and equity, including paid-in capital. The financial impact of the Spin-off is limited to TIF and does not affect the financial position of the Company

The certainty of the assets and liabilities of the Wholesale Fiber Connectivity Business and Assets to be spun off to TIF will be further governed in the Deed of Spin-Off. Furthermore, in connection with the implementation of the Spin-off, the Company will undertake actions deemed necessary to complete the transfer of the spun-off assets and liabilities, as well as the capital contribution to TIF, in compliance with the applicable laws and regulations.

The pro forma composition of TIF’s shareholding following the increase in the Company’s ownership and capital structure are as follows:

1.	Before the Spin-Off Plan

1.	Capital Structure

Information	Total Shares	Nominal Value per Share (Rp)	Total Nominal Value (Rp)
Authorized Capital	75.000.000	100.000	7.500.000.000.000
Issued and Paid-Up Capital	19.240.001	100.000	1.924.000.100.000

2.	Shares Ownership Structure

Shareholders	Number of Shares	Nominal Value of Shares	%
PT Telkom Indonesia (Persero) Tbk	19.240.000	Rp1.924.000.000.000	99,999%
PT Multimedia Nusantara	1	Rp100.000	0,001%
Total	19.240.001	Rp1.924.000.100.000	100%

2.	After the Spin-Off Plan

1.	Capital Structure

Information	Total Shares	Nominal Value per Share (Rp)	Total Nominal Value (Rp)
Authorized Capital	500.000.000	100.000	50.000.000.000.000
Issued and Paid-Up Capital	377.112.581	100.000	37.711.258.100.000

2.	Shares Ownership Structure

Shareholders	Number of Shares	Nominal Value of Shares	%
PT Telkom Indonesia (Persero) Tbk	377.112.580	Rp37.711.258.000.000	99,9999997%
PT Multimedia Nusantara	1	Rp100.000	0,0000003%
Total	377.112.581	Rp37.711.258.100.000	100%

VII. PLAN FOR EMPLOYEES

The Spin-off of the Wholesale Fiber Connectivity Business and Assets to TIF will be carried out with due regard to the rights, obligations, and employment status of the Company’s employees engaged in the Wholesale Fiber Connectivity Business and Assets, in accordance with the laws and regulations applicable in Indonesia, the Company’s internal policies, and the Talent Mobility Agreement dated 21 June 2024, executed by the Company and TIF. This agreement governs the movement of employees between the Company and TIF in relation to staffing for the Wholesale Fiber Connectivity Business and Assets in accordance with TIF’s requirements, as well as the arrangements concerning the rights and obligations of the Company’s and TIF’s employees with respect to the assignment of such employees.

The announcement regarding the implementation of the Spin-Off has been delivered in writing to all employees of the Company on 21 October 2025.

VIII. SETTLEMENT OF RIGHTS AND OBLIGATIONS TOWARDS CREDITORS

In accordance with the laws and regulations applicable in Indonesia, the Company has announced the Summary of the Spin-off Plan and Information Disclosure in the Harian Terbit newspaper on 21 October 2025, which date does not exceed the 30 (thirty) day requirement prior to the notice of the Company’s GMS, pursuant to Article 127 paragraph (2) of the Company Law.

If, within a maximum period of 14 (fourteen) days following the newspaper announcement (the “Creditor Objection Period”), no creditor of the Company raises any objection or dissent to the Spin-Off plan, then in accordance with Article 127 paragraph (5) of the Company Law, the creditors shall be deemed to have accepted and approved the Spin-off.

Up to the expiry of the Creditor Objection Period, none of the Company’s creditors submitted objections to the Spin-off plan.

IX. NOTIFICATION TO CUSTOMERS

In accordance with the laws and regulations applicable in Indonesia, all assets and liabilities related to the Wholesale Fiber Connectivity Business and Assets, including agreements or contracts with third parties entered into by the Company in connection with the Wholesale Fiber Connectivity Business and Assets, shall be transferred by the operation of law to TIF upon the Spin-off becoming effective. This also includes contracts with the transferred Wholesale Fiber Connectivity customers.

Accordingly, as of the Spin-off Effective Date, TIF will become the owner of the more integrated Wholesale Fiber Connectivity Business and Assets, the contracting party with the transferred Wholesale Fiber Connectivity customers, and the controller of the personal data of the transferred Wholesale Fiber Connectivity customers. This customer notification is also made to comply with the provisions of Article 48 paragraph (1) of Law No. 27 of 2022 on Personal Data Protection.

During the integration process, customers may continue to use Wholesale Fiber Connectivity products without changing their configuration or system. It is assured that there will be no immediate impact on Wholesale Fiber Connectivity products, which will continue to operate without connection disruption and without any additional costs in connection with the Spin-off.

X. SETTLEMENT OF MINORITY SHAREHOLDERS RIGHTS

If there are shareholders who do not approve the Spin-off plan, such matters will be resolved in accordance with the applicable Company Law.

Pursuant to Article 126 paragraph (2) of the Company Law, shareholders who dissent from the GMS resolution regarding the Spin-Off may exercise their rights as set out in Article 62 of the Company Law. In the event of a Share Buyback, it will be conducted in accordance with Article 37 of the Company Law and OJK Regulation No. 29 of 2023 concerning Share Buybacks Issued by Public Companies.

Further information regarding this matter is available on the Company’s website: www.telkom.co.id starting from the date of the Summary of the GMS Minutes.

XI. GENERAL MEETING OF SHAREHOLDERS (SPIN-OFF APPROVAL AGENDA)

The GMS to approve the Spin-Off plan will be held on 12 December 2025 as one of the agenda items. Shareholders entitled to attend the GMS are those registered in the Company’s Shareholders Register and/or holders of sub-accounts of securities at the close of trading on the Stock Exchange on 19 November 2025, or their legally authorized proxies.

Quorum and GMS Resolutions

Pursuant to Article 25 paragraph (6) of the Company’s Articles of Association, the Spin-off may only be carried out based on a GMS resolution, provided that the GMS is attended by the Series A Dwiwarna shareholder (Government of the Republic of Indonesia) and other shareholders and/or their legally authorized proxies, collectively representing at least ¾ (three-fourths) of the total issued shares with valid voting rights, and approved by the Series A Dwiwarna shareholder and the other shareholders and/or their proxies, collectively representing at least ¾ (three-fourths) of the total shares with voting rights present at the GMS.

Second Meeting

In the event that the attendance quorum as described above is not met, a second GMS shall be convened and shall be deemed valid if attended by the Series A Dwiwarna shareholder and other shareholders and/or their legally authorized proxies, collectively representing at least 2/3 (two-thirds) of the total issued shares with valid voting rights, and the resolution must be approved by the Series A Dwiwarna shareholder and the other shareholders and/or their proxies, collectively representing more than ¾ (three-fourths) of the total shares with voting rights present at the second GMS.

Third Meeting

If the quorum at the second GMS is not met, a third GMS may be convened, provided that the third GMS is valid and entitled to make decisions if attended by the Series A Dwiwarna shareholder and other shareholders and/or their legally authorized proxies, collectively meeting the quorum and decision-making requirements established by the OJK upon the Company’s request.

In accordance with the Extraordinary General Meeting of Shareholders Invitation for 2025 issued on 20 November 2025 to the shareholders of the Company, the agenda of the Extraordinary General Meeting of Shareholders are as follows:

1.	Approval of the Company’s plan to undertake the Partial Spin-Off of the Wholesale Fiber Connectivity Business and Assets (Phase-1), which forms part of the plan to transfer the entirety of the Wholesale Fiber Connectivity Business and Assets to PT Telkom Infrastruktur Indonesia, a subsidiary directly owned by the Company by 99.99%, as fulfillment of the provisions of Article 89 paragraph (1) and Article 127 paragraph (1) of Law Number 40 of 2007 concerning Limited Liability Companies as lastly amended by Law Number 6 of 2023 on the Enactment of Government Regulation in Lieu of Law Number 2 of 2022 on Job Creation into Law jo. Article 25 paragraph (6) of the Company’s Articles of Association;
2.	Approval of the Amendment to the Company’s Articles of Association;
3.	Delegation of authority for the approval of the Company’s Work Plan and Budget (RKAP) for 2026, including any amendments thereof;
4.	Approval of the Company’s plan to accept a Special Assignment from the Central Government to implement the Provision of Temporary National Data Center Services (PDNS) during the Transition Period; and
5.	Changes to the Composition of the Management of the Company.

The Extraordinary General Meeting of Shareholders will be held on Friday, 12 December 2025 at 14.00 WIB – completion, electronically using the e-RUPS system provided by KSEI, namely eASY.KSEI, in accordance with the provisions of OJK Regulation Number 15/POJK.04/2020 regarding the Planning and Convening of the General Meeting of Shareholders of Public Companies and OJK Regulation Number 14 of 2025 concerning the Electronic Convening of General Meetings of Shareholders, Meetings of Bondholders, and Meetings of Sukukholders.

XII. ESTIMATED SCHEDULE RELATED TO THE SPIN-OFF

\		Date
Notification of GMS to OJK		14 October 2025
Announcement of the Spin-off Plan and Information Disclosure in Newspaper	:	21 October 2025
Announcement of the Spin-off Plan to Company Employees	:	21 October 2025
Submission Deadline for Creditor Objections	:	4 November 2025
Announcement of GMS	:	21 October 2025
Notice of GMS	:	20 November 2025
GMS	:	12 December 2025
Announcement of GMS Result	:	16 December 2025
Signing of the Deed of Spin-off	:	18 Desember 2025

XIII. LEGAL IMPACT OF THE SPIN-OFF

The Company conducts the Spin-off of the Wholesale Fiber Connectivity Business and Assets in accordance with Article 135 paragraph (1) letter (b) of the Company Law by transferring the Wholesale Fiber Connectivity Business and Assets to TIF, and TIF will accept such spin-off, after which TIF will issue new shares in the name of the Company.

Accordingly, from the Spin-off Effective Date:

1.	Operations, business, activities, and commercial undertakings related to the Wholesale Fiber Connectivity Business and Assets shall be transferred by the operation of law to, and shall be conducted by, TIF for the account, risk, and responsibility of TIF as the transferee of the Wholesale Fiber Connectivity Business and Assets as a result of the Spin-Off.

2.	The assets transferred, which are part of the Wholesale Fiber Connectivity Business and Assets, shall automatically be transferred by the operation of law to TIF.

3.	Legal obligations and liabilities of Telkom to any party, which are included in the Wholesale Fiber Connectivity Business and Assets, shall be transferred by the operation of law to TIF, including but not limited to obligations to the Government of the Republic of Indonesia (both central and regional), creditors or other financing institutions, shareholders, employees, and other parties.

4.	The handling or resolution of any matter that may arise after the Spin-Off Effective Date in relation to the Wholesale Fiber Connectivity Business and Assets (including all reasonable costs incurred in addressing such matters) shall be conducted in accordance with the terms of the Conditional Spin-Off Agreement.

XIV. STATEMENT OF THE BOARD OF DIRECTORS AND BOARD OF COMMISSIONERS

The Board of Directors and Board of Commissioners of the Company hereby state that the Proposed Transaction constitutes a Material Transaction and an Affiliated Transaction. However, the Proposed Transaction does not involve any conflicts of interest as referred to in POJK 42/2020.

The Board of Directors and Board of Commissioners of the Company, both individually and collectively, are responsible for the completeness and accuracy of all information or material facts contained in this Spin-off Plan and Information Disclosure, and affirm that the information presented is true and that no material facts have been omitted that could render this information misleading.

XV. ADDITIONAL INFORMATION

This Amendment and/or Additional Information Disclosure is prepared for the benefit of the Company’s shareholders, employees, the public, and other relevant parties, and may be obtained at the Company’s office located at Telkom Landmark Tower, 51st Floor, Jl. Jendral Gatot Subroto Kav. 52, South Jakarta, starting from the date of the announcement of the Summary of the Spin-Off Plan and Information Disclosure in the newspaper until the date of the Company’s GMS convened to approval of the Proposed Transaction.

Any questions regarding this Amendment and/or Additional Information Disclosure should be submitted in writing to the Company addressed to:

Investor Relation

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Telkom Landmark Tower, 51st Floor, Jl. Jendral Gatot Subroto Kav. 52, South Jakarta

Email : investor@telkom.co.id

This Amendment and/or Additional Information Disclosure is hereby prepared to comply with the applicable regulations.

Bandung, 1 December 2025

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk Board of Directors ***	PT Telkom Infrastruktur Indonesia Board of Directors ***